EXHIBIT 99.1

SEPARATION AGREEMENT

          THIS AGREEMENT made this 24th day of December 2002, between Jacobs Engineering Group Inc. (“Jacobs”) and Richard J. Slater (“Slater”).

          WHEREAS, Slater has been employed as a senior executive by Jacobs and Jacobs wishes to acknowledge that Slater’s contributions to the growth and prosperity of Jacobs over his years of service have been many and varied.

          WHEREAS, Jacobs and Slater have agreed that Slater will transition from his executive role into a support, advice and consulting role, and ultimately retire from Jacobs at the end of 2006.

          WHEREAS, Jacobs considers that it is essential to retain the occasional services of Slater as an employee during the term of this Agreement and Slater agrees to perform such services as may be reasonably requested of him from time to time during that period.

          NOW, THEREFORE, for and in consideration of the promises and the agreements contained herein it is agreed as follows:

          1.     Slater will continue in a senior executive capacity through December 31, 2002, with such duties and responsibilities as may from time to time be mutually agreed to between the CEO of Jacobs and Slater.  As of January 1, 2003, the parties agree that Slater will no longer continue in a senior executive capacity and will not be re-elected as an executive officer at the Annual Meeting of the Board of Directors in February 2003.

          2.     From and after January 1, 2003 through the end of the term of this Agreement, Slater will perform such duties and responsibilities as may from time to time be mutually agreed to between the CEO of Jacobs and Slater.  Slater shall be based in, and his primary workplace and office located in, Pasadena, California except for reasonable required travel on Jacobs’ business.  From and after January 1, 2003, for the base compensation set forth in Paragraph 3 below, Slater agrees to perform services up to two (2) days per month.  Any unused hours in any month will not accumulate and will not roll into any subsequent months.  In the event Jacobs and Slater agree on any additional services to be performed in any month in excess of two (2) days, in addition to the compensation being paid in accordance with Paragraph 3, Slater shall also receive the additional compensation set forth in Paragraph 4.

          3.      In consideration for Slater agreeing to be available to perform services under this Agreement, Slater will be paid a base salary payable in accordance with Jacobs’ standard practices and procedures as follows:  a) From January 1, 2003 through December 31, 2003, Slater’s base salary shall remain the same as in effect as of the date hereof; and b) From January 1, 2004 through the end of the term of this Agreement, Slater’s base salary shall be $10,000 per month.

          4.     For all hours worked in any month in excess of two (2) days, Slater will be paid at a rate of $500.00 per hour.

          5.     In addition, Slater will be entitled to continue during the term of this Agreement to participate in all benefits currently being provided to Slater as of the date hereof, including but not limited to, life insurance, disability insurance, health insurance, ESP, EDP, employee stock purchase plan and Section 401(k) plan, in accordance with their respective terms and conditions (the “Jacobs Benefits”).  With regard to EDP and ESP, at Slater’s option, extension of the EDP and ESP Plans, year-by-year, up to June 1, 2011 will be made by Jacobs; provided, however, such request must be made in writing and provided to Jacobs, except as otherwise provided in Paragraph 17(c), no later than December 31, 2005.  Slater will continue to be able to exercise any previous stock option grants during the term of this Agreement and thereafter in accordance with the terms of the respective grants and of the Jacobs 1999 Stock Incentive Plan.  Slater will not be eligible to receive any stock option grants in FY 2003 and thereafter.

          6.     Slater acknowledges that while he will continue to be a member of the Jacobs Incentive Plan for Officers and Key Managers (the “Bonus Plan”) for Fiscal Year 2002 and therefore will be eligible to receive a full Bonus Award in Fiscal Year 2002, that for FY 2003 he will be eligible to receive a full Bonus Award, that for FY 2004 he will receive only a partial Bonus Award covering one-fourth (1/4th) of the year and that he will not be a member of the Bonus Plan in Fiscal Year 2005 and thereafter and therefore will not be eligible to receive any Bonus Award in Fiscal Year 2005 and thereafter.  Slater will be entitled to receive the future installments of his Fiscal Year 2001, 2002 and 2003 Bonus Awards and the partial 2004 Bonus Award in accordance with the terms of the Bonus Plan.

          7.     In the event of the death of Slater during the term of this Agreement:  (1) Jacobs agrees that for the remainder of the term of this Agreement that it will continue to pay to Slater’s Beneficiaries, as he may from time to time designate:  (i) the amount that Slater would have received as base salary pursuant to Paragraph 3 above, subject to standard withholdings and taxes; (ii) on or about the time when bonus payments are customarily made, the amount Slater would have received as bonus installment payments under the Bonus Plan, if any, subject to standard withholdings and taxes; and (iii) to pay any compensation earned pursuant to Paragraph 4; and (2) all Jacobs Benefits being provided to Slater shall cease and Slater’s beneficiaries shall have such survivorship rights in accordance with each plan’s respective terms and conditions.  Slater hereby designates his wife, Marie Christine Slater, as his Beneficiary.

          8.      Effective as of January 1, 2004, Slater agrees that his employment will be converted to Modified Full-Time Status.  At such time Slater shall also convert to Limited Benefits Only (LBO) status and will no longer accrue vacation and will not be eligible for holiday or sick pay.  However, all other benefits that Slater was participating in at the time of such conversion would continue, including but not limited to, health, disability and life insurance coverages.  On the date of such conversion, all of Slater’s accrued vacation would be paid to him in full.

9. The term of this Agreement shall commence on the date set forth above and shall continue until December 31, 2006, unless earlier terminated in accordance with the terms of this Agreement.

          10.     Jacobs will continue to provide Slater with the use of office space, including support and secretarial services as required, through December 31, 2003 and, as may be necessary from time to time thereafter, through the end of the term of this Agreement.  Jacobs agrees to reimburse Slater for out-placement consulting support up to a maximum of $20,000.

11. Jacobs may terminate this Agreement at any time for cause. For purposes of this Agreement “cause” shall be limited to:

(a)	Fraud, conviction of a felony or any misdemeanor involving moral turpitude;

(b)	Willful breach of any material provision of Paragraphs 17 or 18 of this Agreement;

(c)	The death of Slater; or

(d)

Willful breach of or willful failure to abide by the material provisions of the Jacobs Drug and Alcohol Policy, Business Conduct Policy or the Employee Confidential Information and Invention Agreement, on the understanding, however, that activities permitted under Paragraph 17 are not, in and of themselves, deemed as breach.

          12.     (a)     If this Agreement is terminated for “cause” other than as a result of death, then Slater shall receive his compensation under Paragraphs 3 and 4 above to date of termination and any amounts vested under any pension or profit-sharing plan, but he shall not receive further payments under the Bonus Plan, nor receive any severance pay nor receive any benefits for any period after termination. Nothing herein shall deprive Slater of any vested benefits that he has in the Jacobs’ Section 401 (k), retirement or other employee benefit plan. Termination of this Agreement for “cause” other than as a result of death shall not relieve Slater of his obligations under Paragraphs 17 and 18 hereof. If this Agreement is terminated for “cause” as a result of death, then Slater’s Beneficiaries shall receive his compensation under Paragraphs 3 and 4 above pursuant to Paragraph 7 above.

                    (b)     If this Agreement is terminated by Slater as result of a material breach of this Agreement by Jacobs, then he shall continue to receive all compensation and benefits to which he is entitled under this Agreement for the full term of this Agreement, except that with regard to any unpaid installments of any bonus awards Slater will be paid in lieu thereof a lump sum severance payment in an amount equal to the total of any unpaid installments of the bonus awards, if any, received by Slater pursuant to the Bonus Plan as of the date of such termination.  Jacobs agrees that in the event Jacobs is found by a competent trier of fact that Jacobs is in material breach of this Agreement, that in addition to any and all damages, costs and expenses (including attorneys fees) that may be awarded to Slater by such trier of fact, Jacobs will also pay to Slater as additional damages, and not in lieu of all other damages, the amount of Five Hundred Thousand ($500,000) Dollars.

                    (c)     If this Agreement is terminated for “cause” whether as a result of death or otherwise, Slater’s and Slater’s successors rights as to any unexercised stock options will be in accordance with his applicable stock option agreements, provided, however, that the interpretation of “detrimental activity” under the Stock Option plans is waived to the extent that Slater is not in breach of Paragraphs 17 or 18.

          13.     This Agreement shall inure to the benefit of and be enforceable by Slater’s personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If Slater should die while any amount would still be payable to Slater hereunder if Slater had continued to live, all such amount shall be paid in accordance with the terms of this Agreement to Slater’s devisee, legatee or other designee or, if there be no such designee, to Slater’s estate.

          14.     This Agreement constitutes the entire agreement between the parties pertaining to the subject matter contained in it and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No provision of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is agreed to in writing signed by Slater and an officer of Jacobs. No waiver by either party hereto at any time of any breach by the other party hereto of, or non compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof that are not expressly set forth in this Agreement have been made by either party. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of California.

          15.     The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

          16.     Slater acknowledges that during the term of this Agreement and thereafter he continues to be bound by the material provisions of Jacobs’ Employee Confidential Information and Invention Agreement, Drug and Alcohol Policy and Business Conduct Policy, in accordance with their terms, provided that normally acceptable activities permitted under Paragraph 17 are not, in and of themselves, deemed as breaches.

17. Slater agrees that during the term of this Agreement, he shall not compete with Jacobs or any of its subsidiaries or affiliates as follows:

(a)	From the start of this Agreement until 12/31/03, Slater will refrain from the following:

	(i)	No employment, no consulting and no Board of Director memberships for any company set forth in List A on the attached Exhibit 1, Primary List of Competitors; and

	(ii)	No employment, no sales-related consulting and limited (less than 20%) management consulting and no Board of Director memberships for any company set forth in List B on Exhibit 1.

(b)	After 12/31/03 until the end of this Agreement, Slater will refrain from the following:

	(i)	No employment and no sales consulting for any company set forth in List A on Exhibit 1; Open for management consulting; Board of Directors memberships could be open, subject to joint prior agreement;

(ii)

Open for consulting or Board of  Director memberships for any company set forth in List B on Exhibit 1; employment could be open, subject to joint prior agreement; this agreement would normally be given except in those instances where the potential employer had clearly become a multi-line business prime competitor to Jacobs; and

(iii)

Failure to reach agreement in Paragraphs 17(b)(i) or (ii) above, such agreement not being unreasonably withheld by either of the parties, would require Slater to either refrain from the activity or, at Slater’s election, terminate this Agreement per Paragraph 17(c) below.

(c)	Slater may at his sole discretion terminate this Agreement at any time after 12/31/03, in which case the following will apply:

Slater must give Jacobs thirty (30) days prior written notice of his intent to terminate this Agreement.

All Slater’s non-compete restrictions and other employment related obligations would cancel.

All Jacobs’ employment and payment obligations would cancel.

Accrued vacation, if any, would be immediately paid by Jacobs to Slater.

With regard to EDP/ESP plans, Jacobs would treat Slater as a retiree under the plans and payment provisions will be in accordance with his last effective election.

Slater would still have rights to exercise all options already vested at the date of termination, per their agreements and plan.

Slater would receive as severance an amount equal to any accrued and unpaid Bonus Plan payments that Slater would have received had this Agreement not been terminated.

          The parties intend that the covenant contained in the preceding paragraphs shall be construed as a series of separate covenants, one for each county in the United States and one for each country, within the geographic area covered by the companies listed in Exhibit 1. Except for geographic coverage, each such separate covenant shall be deemed identical in terms to the covenant contained in the preceding paragraphs. If, in any judicial proceeding, a court shall refuse to enforce any of the separate covenants deemed included herein, then this unenforceable covenant shall be deemed eliminated from these provisions for the purpose of those proceedings to the extent necessary to permit the remaining separate covenants to be enforced.

          18.     Slater agrees that during the term of this Agreement, Slater shall not, either directly or indirectly: (a) make known to any person, firm or corporation the names or addresses of any of the customers of Jacobs or any of its subsidiaries or affiliates, or any successors thereto, or any other information pertaining to them (b) call on, solicit or take away, or attempt to call on, solicit or take away any of the customers of Jacobs or any of its subsidiaries or affiliates, or any successors thereto, on whom Slater called or with whom he became acquainted during his employment with Jacobs or any of its subsidiaries or affiliates, or any successors thereto, for the purpose of becoming personally involved on behalf of a third party in a material sales competition with Jacobs or any of its subsidiaries or affiliates, or any successors thereto, or (c) solicit the services of any officer, director or employee of Jacobs or any of its subsidiaries or affiliates, or any successors thereto, either on behalf of himself or for any other person, firm or corporation.

          19.     Slater understands and acknowledges that the services to be occasionally performed by him under this Agreement are of a special, unique, unusual, extraordinary and intellectual character that gives them a peculiar value, the loss of which cannot be reasonably or adequately compensated in damages in an action at law. Slater therefore expressly agrees that in the event of any material breach or threatened breach of one or more of the covenants set forth in Paragraphs 17 or 18 of this Agreement, Jacobs may, in addition to the other remedies which may be available to it, file a suit in equity to enjoin Slater from the breach or threatened breach of such covenant.

                    IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date above written.

/s/ RICHARD J. SLATER		JACOBS ENGINEERING GROUP INC.

Richard J. Slater	By:	/s/ NOEL G. WATSON

Noel G. Watson Chief Executive Officer

Date: 12/24/02		Date: 12/30/02